UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Granite City Food & Brewery Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38724Q 10 7

(CUSIP Number)

Steven J. Wagenheim

5402 Parkdale Drive, Suite 101

Minneapolis, Minnesota 55416

(952) 215-0668

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 18, 2006

Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 38724Q 10 7		13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brewing Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,246,875
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,246,875
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,246,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 38724Q 10 7		13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven J. Wagenheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 374,347**
	8	SHARED VOTING POWER 1,246,875
	9	SOLE DISPOSITIVE POWER 374,347**
	10	SHARED DISPOSITIVE POWER 1,246,875
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

**           Includes 287,500 shares purchasable pursuant to the exercise of options.

CUSIP No. 38724Q 10 7		13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arthur E. Pew III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 195,812**
	8	SHARED VOTING POWER 1,246,875
	9	SOLE DISPOSITIVE POWER 195,812**
	10	SHARED DISPOSITIVE POWER 1,246,875
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,442,687**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

**           Includes 60,000 shares purchasable pursuant to the exercise of options.

Brewing Ventures LLC, Steven J. Wagenheim and Arthur E. Pew III (the “Reporting Persons”) hereby amend the statement on Schedule 13D originally filed with the SEC by Brewing Ventures LLC on June 6, 2000, and amended on June 13, 2000, August 7, 2001, January 15, 2002, October 4, 2002, June 11, 2003, October 1, 2004, December 22, 2005, and September 15, 2006, with respect to beneficial ownership of shares of common stock, par value $0.01 per share (“Common Stock”), of Granite City Food & Brewery Ltd. (formerly Founders Food & Firkins Ltd.), a Minnesota corporation (the “Company” or “Granite City”).  Items 5 and 7 of the Schedule 13D is hereby amended and restated.

Item 5.	Interest in Securities of the Issuer.

(a)                                  As of the date of filing this report, Brewing Ventures beneficially owned 1,246,875 shares of Common Stock, representing 9.4% of the class.  As of the date of filing this report, Steven J. Wagenheim beneficially owned 1,621,222 shares of Common Stock, representing 12.0% of the class.  Such number consists of (1) 86,847 shares, (2) options to purchase 287,500 shares, and (3) 1,246,875 shares owned by Brewing Ventures.  As of the date of filing this report, Arthur E. Pew III beneficially owned 1,442,687 shares of Common Stock, representing 10.8% of the class.  Such number consists of (1) 60,000 shares purchasable pursuant to the exercise of options, (2) 207 shares owned by Mr. Pew’s spouse, (3) 414 shares owned by trusts for the benefit of Mr. Pew’s grandchildren, over which Mr. Pew is sole trustee, (4) 135,191 shares owned directly by Mr. Pew, and (5) 1,246,875 shares owned by Brewing Ventures.

(b)                                 Brewing Ventures has sole power to vote and to dispose of all of its shares.  Mr. Wagenheim has sole power to vote and to dispose of 374,347 shares and shared power to vote and to dispose of 1,246,875 shares.  Mr. Pew has sole power to vote and to dispose of 195,812 shares (195,191 directly, 207 through his spouse and 414 through trusts for benefit of his grandchildren) and shared power to vote and to dispose of 1,246,875 shares (through his interest in Brewing Ventures).

(c)                                 On October 18, 2006, New Brighton Ventures, Inc. dissolved.  On that date, New Brighton Ventures, Inc. distributed 84,847 shares of Common Stock to Mr. Wagenheim, representing his 70% interest.

(d)                                 The Reporting Persons know of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein.

(e)           Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1                                                  Agreement to File Joint Statement on Schedule 13D, dated September 28, 2006. *

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Exhibit 2                                                  Member Control Agreement of Brewing Ventures LLC, dated June 26, 1997.*

Exhibit 3                                                  Amendment No. 1 to Member Control Agreement of Brewing Ventures LLC, dated August 15, 1997.*

*  Previously filed.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2006	BREWING VENTURES LLC

By /s/ Steven J. Wagenheim
Steven J. Wagenheim
Member

Dated: November 8, 2006	/s/ Steven J. Wagenheim
Steven J. Wagenheim

Dated: November 8, 2006	/s/ Arthur E. Pew III
Arthur E. Pew III

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